SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Date of Report: January 9, 2004

NOVA Chemicals Corporation

1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5

(Address of principal executive offices)

Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82- N/A.

A copy of the Registrant’s:

(a)                                  Press Release dated January 6, 2004 announcing that NOVA Chemicals Corporation intends to issue $400 million of senior notes due 2012 in a private offering.

is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8  #33-47673

Registration Statement on Form S-8  #333-520

Registration Statement on Form S-8  #333-9076

Registration Statement on Form S-8  #333-9078

Registration Statement on Form S-8  #33-86218

Registration Statement on Form S-8  #33-77308

Registration Statement on Form S-8  #333-4740

Registration Statement on Form S-8  #333-11280

Registration Statement on Form S-8  #333-12910

Registration Statement on Form S-8  #333-101793

Registration Statement on Form S-8  #333-109424

Registration Statement on Form F-9  #333-13824

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Susan Wright
Susan Wright
Vice President and Corporate Secretary

January 9, 2004

EXHIBITS

Attached hereto is:

(a)                                  Press Release dated January 6, 2004 announcing that NOVA Chemicals Corporation intends to issue $400 million of senior notes due 2012 in a private offering.